Quesadilla Gorilla, Inc.

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-53,384.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-7,847.25
Merchant Undeposited Funds	0.00
Merchant Undeposited Funds:DoorDash Undeposited Funds	-1,254.24
Merchant Undeposited Funds:Grubhub Undeposited Funds	675.12
Merchant Undeposited Funds:Postmates undeposited	2.65
Merchant Undeposited Funds:Square Undeposited Funds	-1,994.13
Merchant Undeposited Funds:Uber Undeposited Funds	627.27
Payroll Asset	-1,063.16
Prepaid Expenses	1,729.74
Suspense	411.94
Uncategorized Asset	0.00
Accumulated Depreciation	25,740.00
Accumulated Amortization	945.00
Rental Deposit	1,000.00
Accounts Payable	27,845.47
Capital One	-613.38
Chase Credit Card	0.00
Citi Credit Card	-278.99
Food Truck Deposits	0.00
Gift Card Liability	7,555.39
Miguel Loan	10,000.00
Payroll Clearing	0.00
Sales Tax Payable	37,556.60
Tips Owed	-1,094.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**99,943.52**
Net cash provided by operating activities	**$46,559.43**
INVESTING ACTIVITIES	
Auto & Transport Eq.	-35,066.38
Improvements	-3,650.00
Machinery & Equipment	0.00
Net cash provided by investing activities	**$ -38,716.38**
FINANCING ACTIVITIES	
Auto Loan - Prius @ $599.80/month	-6,343.79
Auto Loan - Wells Fargo	-2,903.47
Notes Payable - 2018 Ford Transit	32,317.33
Notes Payables - CBB 13437754	-7,543.08
Quick Book loan 2	0.00
Quickbooks Loan Dec 2019	24,000.00
Square Loan - Dusty 2	-17,914.01
Square Loan - Dusty 2019	21,816.85

Quesadilla Gorilla, Inc.

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
Square Loan - Food Truck 2	-852.36
Square Loan - Visalia	-19,922.83
WareHouse Row Loan	-14,993.29
Net cash provided by financing activities	**$7,661.35**
NET CASH INCREASE FOR PERIOD	**$15,504.40**
Cash at beginning of period	-1,300.71
CASH AT END OF PERIOD	**$14,203.69**